Exhibit 99.32

Execution

REAL ESTATE PURCHASE AGREEMENT

THIS REAL ESTATE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 10, 2020, between RWB Illinois, Inc., a Delaware corporation (“Buyer”), and VW Properties, LLC, a Kentucky limited liability company (“Seller”), each of Arthur VanWingerden and Ken VanWingerden  (each a “Shareholder” and collectively,  and jointly and severally, the “Shareholders”). Buyer, Seller and the Shareholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties”, as the case may be.

RECITALS:

A.     Seller owns the land consisting of approximately 142 acres located at 14240

Greenhouse Ave., Granville, Illinois 61326, which is legally described on Exhibit A attached to this Agreement, (the “Land”), together with (i) the buildings, plant facilities, structures, building systems, fixtures and improvements located thereon (collectively, the “Improvements” together with the Land are collectively referred to as the “Real Property”) (ii) all right, title and interest of Seller, if any, in and to all and singular the rights, benefits, privileges, easements, tenements, hereditaments, rights of way and appurtenances thereon or appertaining thereto and any air rights and/or development rights appurtenant to the Land or the Improvements, (iii) all right, title and interest of Seller, if any, in and to the equipment, furnishings, furniture, fixtures, machinery, inventory, appliances and other personal property, if any owned by Seller and now located on or about the Land or Improvements (collectively, the “Personal Property”) and (iv) all intangible property related to the Land or Improvements owned or in the name of Seller, including, without limitation, all assignable warranties and guaranties, all plans, specifications, consents, authorizations, variances, licenses, permits and approvals from any governmental or quasi- governmental agency, department, board, commission, bureau or other entity or instrumentality if any, relating to the Land and Improvements (collectively, the “Intangibles”) (all of the foregoing, collectively, the “Property”).

B.        Seller desires to sell to Buyer and Buyer desires to purchase from Seller the Property upon and subject to the terms and conditions set forth in this Agreement and that certain Agreement and Plan of Merger dated as of the date hereof, by and among Michicann Medical Inc., RWB  Acquisition Sub, Inc., Mid-American Growers, Inc. and the  Shareholders (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”).

C.        The Shareholders own Seller and will benefit from sale of the Property to Buyer.

NOW,   THEREFORE,   in   consideration   of the mutual   covenants,   promises,   and agreements set forth herein and subject to the terms and conditions contained herein, the parties agree as follows:

1.         Sale and Conveyance.   At the Closing (as hereinafter defined), subject to the terms and conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Property for the purchase price of Two Million and No/100ths Dollars ($2,000,000) (“Purchase Price”). On or around November 1, 2019, Buyer paid to Seller a cash payment equal to $2,000,000 (the “Advance”), which Advance shall be deemed paid toward the

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Purchase Price at Closing, or should the Closing not occur and this Agreement is terminated, such Advance shall be fully refundable to Buyer by Seller and the Shareholders in accordance with Section 8.3 of the Merger Agreement. As part of any Closing under this Agreement, the Property would be conveyed by a limited warranty deed free and clear of any and all Liens and subject only to the Permitted Exceptions.

2.         Closing; Closing Deliverables.   Subject to the conditions set forth herein, the consummation of the transactions that are the subject of this Agreement (the “Closing”) shall occur at the offices of Honigman LLP, 660 Woodward Avenue, 2290 First National Building, Detroit, Michigan 48226, or at such other place as Buyer, Seller and Shareholders may mutually agree upon in writing, or remotely by mail, facsimile, e-mail and/or wire transfer, in each case to the extent acceptable to the parties hereto, at 10:00 a.m., Detroit time, on the second business day after satisfaction of the conditions set forth in Section 7 (other than those to be satisfied at the Closing, but subject to their satisfaction or waiver at the Closing).   The date on which the Closing is to occur is herein referred to as the “Closing Date.” Regardless of the actual time of the Closing, except as otherwise expressly provided herein, for tax and accounting purposes, the Closing shall be deemed effective as of close of the day immediately preceding the Closing Date. At the Closing, the parties will execute and deliver or cause to be executed and delivered, as applicable, the following:

(a)       Seller shall execute and deliver to the Title Company  in escrow an originally executed special warranty deed (the “Deed”), in form approved by Buyer, conveying to Buyer fee simple title to the Property, subject only to the Permitted Exceptions, and otherwise mutually acceptable to Seller and Buyer.

(b)       Seller shall deliver to the Title Company in escrow all transfer and other tax declarations for the Property (or MyDec filing) as may be required by law in connection with the transaction contemplated by this Agreement duly executed and sworn to by Seller and, to the extent required, by the Title Company and any other certification from the Town and County where the Property is located, required to record the Deed with the County Recorder’s Office.

(c)       To the extent the Parties reasonably determine necessary or advisable, Seller shall deliver to Buyer (i) a release letter or certificate for the Property from the Illinois Department of Revenue stating that no assessed but unpaid tax penalties or interest are due under Section 9-902(d) of the Illinois Income Tax Act, as amended, or 35 ILCS 120/5j of the Illinois Compiled Statutes, as amended; and (ii) a letter of clearance for the Property from the State of Illinois’ Department of Employment Security stating that no assessed but unpaid tax penalties or interest are due under Section 2600 of the Illinois Unemployment Insurance Act (820 ILCS

405/2600), as amended (the release letters and clearances referred to in (i) – (ii) above are referred to collectively as the “Bulk Sale Releases” and individually as a “Bulk Sale Release”). Concurrent with the execution and delivery of this Agreement, Seller has completed, signed and delivered to Buyer (i) the Illinois Department of  Revenue Form ITR-1 Request for  Tax Clearance and (ii) the State of Illinois Department of Employment Security Request For Letter of Clearance and acknowledges that Buyer shall process the same with the Illinois Department of Revenue and the Illinois Department of Employment Security, respectively.

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(d)       Seller shall deliver to the Title Company in escrow a bill of sale and general assignment conveying title to Buyer to the Personal Property and the Intangible Property;

(e)       Buyer shall deliver to the Title Company the Purchase Price, less the Advance (which shall be deemed paid toward the Purchase Price), as adjusted by the adjustments and prorations provided for in this Agreement in accordance with a closing statement to be prepared by the Title Company (the “Closing Statement”).

(f)        Seller shall execute and deliver to Buyer such documents or instruments of conveyance and transfer for the purpose of assigning the Service Contracts to Buyer.

(g)       Seller shall deliver to Buyer all keys in Seller’s possession or control to all locks on the Property.

(h)       Seller and Buyer shall execute and deliver the Closing Statement setting forth the Purchase Price and reflecting all credits, adjustments and prorations provided for in this Agreement, including the Advance.

(i)        Seller shall execute and deliver to the Title Company such affidavits with respect to the Property as the Title Company shall require in order to delete from its title insurance policies those of the so-called “standard exceptions” that are removable by affidavit and Seller shall deliver to the Title Company documents evidencing its existence, authority and good standing as required by the Title Company.

(j)        Seller shall execute and deliver to Buyer a non-foreign person affidavit or a qualifying statement sufficient in form and substance to relieve Buyer of any and all obligation to deduct, withhold or pay any amount of tax pursuant to Section 1445 of the Internal Revenue Code of 1986, as amended (“Code”).

(k)       Seller shall cause the Title Company to provide Buyer with the proforma or marked-up Title Commitment as required under this Agreement.

(l)        [Intentionally Deleted].

(m)      Seller shall deliver to Buyer exclusive possession of the Property in the condition existing on the date of this Agreement (subject to normal wear and tear), subject to the rights of no persons whatsoever except Buyer and any tenants under leases assigned to Buyer.

(n)       Buyer and Seller shall execute  and deliver  to each other  such other documents as are contemplated to be executed and/or delivered pursuant to the provisions of this Agreement, or as reasonably requested by the other party hereto.

3.         Representations and Warranties of Shareholders.

(a)       Each Shareholder, severally and not jointly, represents and warrants to

Buyer as to itself only, as of the date of this Agreement and as of the Closing Date, as follows:

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(i)        Authority. Each Shareholder has full power, right and authority to enter into and perform such Shareholder’s obligations under this Agreement and each of the related transaction documents to which such Shareholder is a party. This Agreement and each of the related transaction documents to which such Shareholder is a party has been duly executed and delivered by such Shareholder, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the valid and legally binding obligation of such Shareholder and are enforceable against such Shareholder in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(ii)       Noncontravention.   The execution, delivery and performance by each Shareholder of this Agreement and the related transaction documents to which such Shareholder is a party and the consummation of the transactions contemplated hereby or thereby will not, or would not: (a) violate or conflict with or result in a breach of or default under any provision of any law, statute, rule, regulation,  order, permit, by law, enactment, ordinance, directive, judgment, injunction, decree or other decision of any Governmental Authority (each a “Law” and, collectively, “Laws”), in each case applicable to such Shareholder; (b) constitute (with or without due notice or lapse of time or both) a default under or an event which would give rise to any right of notice, modification, acceleration payment or cancellation under or permit any party to terminate under any material contract, agreement, indenture, mortgage, note, bond, license or other instrument or obligation of such Shareholder or by which the assets of such Shareholder may be bound or subject; (c) result in the creation or imposition of any Lien upon any of the Property; or (d) require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any court, arbitral body, administrative or governmental body, department, commission, board, agency or instrumentality, legislative, executive or regulatory authority or agency (whether foreign or domestic) (each, a “Governmental Authority”) or other Person.

(iii)      Litigation.    There is no claim, action, cause of action or suit (whether in contract, tort, eminent domain, or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, grievance, arbitration, investigation, hearing, charge, complaint, demand, notice, audit, inquiry, notice of violation, order, or other proceeding (each a “Proceeding” and, collectively “Proceedings”) pending or, to each Shareholder’s knowledge, threatened against or affecting such Shareholder in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby.

(iv)      Broker Fees. Neither Shareholder has employed any broker, finder or agent or has incurred or will incur any obligation or Liability to any broker, finder or agent with respect to the transactions contemplated by this Agreement or otherwise, and all fees and expenses and other obligations payable in connection with or as a result of such agreements will be paid by Shareholders and Seller, and Buyer will have no obligations in respect thereof.

4.         Representations and Warranties of Seller.

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(a)       Seller and the Shareholders, jointly and severally, represent and warrant to

Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

(i)        Authority. Seller has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. This Agreement and each of the Transaction Documents to which Seller is a party has been duly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the valid and legally binding obligation of Seller and are enforceable against Seller in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception.

(ii)       Organization and Qualification of the Seller.   Seller is a limited liability company duly incorporated, validly existing and in good standing under the laws of the State of Kentucky. Seller has full corporate power and authority to carry on its business as now being conducted and as currently proposed to be conducted and to own, lease or otherwise hold the Property and such other properties and assets it now owns, leases or otherwise holds. Seller is duly qualified or licensed to do business and is in good standing as a foreign corporation in the State of Illinois and in the State of Kentucky, and in no other states. Seller has no Subsidiaries. Complete and correct copies of the Charter Documents of Seller and all amendments thereto to date, certified (as applicable) by the Secretary of State of Kentucky have been delivered to Buyer and will not be modified or amended prior to the Closing.

(iii)      Noncontravention.   The execution, delivery and performance by Seller of this Agreement and the other transaction documents to which Seller is a party and the consummation of the transactions contemplated hereby or thereby will not, or would not: (A) violate or conflict with or result in a breach of or default under any Law, in each case applicable to Seller; (B) constitute (with or without due notice or lapse of time or both) a default under or an event which  would give  rise  to any right of notice,  modification,  acceleration payment or cancellation under or permit any party to terminate under any material contract, agreement, indenture, mortgage, note, bond, license or other instrument or obligation of Seller or by which the Property may be bound or subject; (C) result in the creation or imposition of any Lien upon the Property; or (D) require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any Governmental Authority or other Person.

(iv)      Title to Property.

(A)      Seller has   and will have at the Closing,   good and marketable indefeasible fee simple title to the Property, which title, at Closing, shall be free and clear of all Liens, except Permitted Exceptions. Except for the lease granting the right to grow corn and soybeans on approximately 40 acres of the Property, the terms of which have been disclosed to Buyer and which lease expires prior to January 1, 2020 and which is not subject to renewal without Seller’s consent, neither Seller nor any Seller Party has leased or otherwise granted to any Person (other than a Seller Party) the right to use or occupy the Property or any portion thereof and as of the Closing Date, there will exist no possessory interests in the Property except for the fee simple interest of Buyer in the Property and any other interests granted solely by Buyer. Other than the right of Buyer pursuant to this Agreement, there are no outstanding

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options, rights of first offer or rights of first refusal to purchase the Property or any portion thereof or interest therein.

(B)      To the extent any  of the Property consists of Personal Property, Seller has good and valid title to, a valid leasehold interest in, or a valid license to use all such Personal Property. Such Personal Property is operated in conformity with all applicable Laws and regulations, is structurally sound (in the case of the buildings and improvements), is in good condition and repair, except for reasonable wear and tear, and is usable in the ordinary course of business.

(v)       Compliance with Applicable Laws.     Except as set forth on Schedule 4(a)(v), Seller and each Seller Party  that occupies or uses the Property, and the Property is and has been in material compliance with all Laws (including Environmental Laws) applicable to it or the operation, use, occupancy or ownership of the Property or conduct of the Business at the Property, and Seller nor any Seller Party that occupies or uses the Property has received written notice (and to Seller’s Knowledge, any oral notice) from any Governmental Authority regarding any failure to so comply. Seller nor any Seller Party has (i) been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action or (ii) made any bribes, kickback payments or similar payments of cash or other consideration or paid any remuneration, in cash or in kind, in violation of 42 U.S.C. §

1320a-7b(b) or similar provisions of applicable Law, that is capable of forming the basis of criminal prosecution of, or civil action against, the Seller or a Seller Party.

(vi)      Tax Matters. The tax parcel numbers that are assigned to the Land and Improvements do not affect or include any other land or improvements and there are not any pending appeals for the reduction or relief from the payment of any real estate taxes. Neither Seller, nor any Seller Party has received any notice and or has any knowledge of (i) any special assessments affecting the Property; (ii) any  tax deficiency, lien or assessment against the Property, in each case, which has not been paid or the payment for which adequate provision has not been made; (iii) any violations of Laws with respect to the Property; (iv) any condemnations or imminent domain proceedings; (v) any pending zoning or subdivision changes that would affect the Property.  Seller is not a "foreign person" as defined in Section 1445 of the Code.

(vii)    Service Contracts.   Schedule 4(a)(vii) sets forth all leases and contracts for management, maintenance or other services to the Property (“Service Contracts”), and there are no other agreements, oral or written, relating to, affecting or binding on the Property or any part thereof (or Buyer as the new owner thereof).

(viii)    Property Improvements.   With respect to the Property: (A) All Improvements are in good  condition  and repair  (normal wear and tear  excepted) and  are sufficient for the conduct of the business of Seller and the Seller Parties on the Property, (B) There are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in with the use or occupancy of the Improvements, or any portion thereof in the operation by Seller or any Seller Party on the Property or the Business on the Property, (C) The Property and Improvements and Seller’s and each Seller Party’s use thereof conform to all applicable building, zoning and other Laws and (D) There is no pending or threatened

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condemnation or other Proceeding affecting any portion of the Property or any of Seller’s or

Seller Party’s use thereof.

(ix)      Litigation.   Except as set forth on Schedule 4(a)(ix), there is no Proceeding pending or,  to Seller’s Knowledge,  threatened against Seller or the Property or Seller’s or any Seller’s Party’s use thereof (or to Seller’s Knowledge, pending or threatened against any of the officers, managers, directors or key employees of Seller with respect to the Property), or to which Seller is otherwise a party. Seller is not subject to, and the Property is not bound by, any judgment, order or decree of any court or Governmental Authority. Seller is not currently engaged in any Proceeding to recover monies due it or for damages sustained by it with respect to the Property. Schedule 4(a)(ix) sets forth a list of all closed litigation matters relating to the Property (including predecessors) during the three (3) years preceding the date hereof, the date such litigation was commenced or concluded, and the nature of the resolution thereof (including amounts paid in settlement or judgment).

(x)       Licenses and Permits.   Seller owns, holds, possesses or lawfully uses all the permits, licenses, registrations, authorizations, industry certifications, consents, certificates, orders, franchises, variances and approvals of Governmental Authorities or other Persons and other Intangibles necessary for the ownership, use, occupancy or operation of the Property, all of which are identified on Schedule 4(a)(x) (collectively, the “Permits”).  Seller is in compliance with all such Permits, all of which are in full force and effect, and Seller has not received any written notices (or to Seller’s Knowledge, any oral notice) to the contrary. Neither the execution, delivery nor performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in the loss or impairment of, or require the consent of any other Person in respect of Buyer’s right to take transfer of such Permits.

(xi)      Health, Safety and Environment. Except as set forth on Schedule

4(a)(xi) and as otherwise set forth in Section 6(l) below:

(A)        Seller has complied and is in compliance with all Environmental Laws.

(B)      Seller has not received any written notice, report, order, directive or other information regarding any actual or alleged violation of Environmental Laws, or any Liabilities, including any investigatory, remedial or corrective obligations, relating to Seller, any Seller Party, the Property arising under Environmental Laws.

(C)      None   of   the   following   exists   at   the   Property:   (1) underground storage tanks, (2) asbestos containing material in any  form or condition, (3) materials or equipment containing  polychlorinated biphenyls, (4) landfills, surface impoundments, or disposal areas, or (5) groundwater monitoring wells, potable drinkable water wells, petroleum wells or production water wells.

(D)      Neither Seller nor its Affiliates, or any predecessor owner of the Property, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, released or exposed any  Person to any substance, including any hazardous substance, at, under, on or from the Property, or any parcelof land adjacent to the Property, in a manner that has given or could give rise to any current or future Liabilities (including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigatory, corrective or remedial obligations) pursuant to any Environmental Laws.

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(E)      No third party has used the Property for the purpose of treating,   generating,   manufacturing,   producing,   storing,   handling,   treating,   transferring, releasing, processing or transporting any petroleum, hazardous waste or hazardous substance and/or toxic waste or toxic substance, as  such  terms are defined in  RCRA, CERCLA,  the Superfund Amendments and Reauthorization Act, Public Law 99 499 as amended, or any other federal, state or local environmental law, regulation, code or ordinance.

(F)       Neither Seller nor any Seller Party, has received any written or oral notice, claim, report, order, directive, or other information regarding any actual or alleged violation of Environmental Laws, or any Liability, including any investigatory, remedial or corrective obligation, arising under Environmental Laws and relating to the Property.

(G)    Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of Governmental Authorities or third parties, pursuant to any of the so called “transaction triggered” or “responsible property transfer” Environmental Laws.

(H)      Seller has not, either expressly or by  operation of law, assumed, undertaken, or provided an indemnity with respect to any Liability (including any investigative, corrective or remedial obligation) of any other Person relating to Environmental Laws.

(I)        Seller has furnished to Buyer all environmental audits, reports and other environmental documents materially bearing on environmental, health or safety matters relating to the Property, which is in its possession, custody or control.

(J)       No work has taken place on the Property in the last one hundred twenty (120) days that would create in any party a right to a lien against any of the Property, except for such work that has been fully paid for by Seller and for which Seller will obtain lien waivers and affidavits if requested by the Title Company.

(xii)     Employees.    Seller has no employees and never has had any employees.

(xiii)   Broker Fees. Seller has not employed any broker, finder or agent or has incurred or will incur any obligation or Liability to any broker, finder or agent with respect to the transactions contemplated by this Agreement or  otherwise, and all fees and expenses and other obligations payable in connection with or as a result of such agreements will be paid by Seller, and Buyer will have no obligations in respect thereof.

5.         Representations and Warranties of Buyer.   Except as set forth in any Buyer disclosure schedules attached to this Agreement, Buyer hereby represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows

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(a)       Organization.   Buyer is a corporation organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority to own, operate and lease  its properties and carry on its businesses as now conducted. Buyer is duly licensed and qualified to do business in and is in good standing under the laws of each jurisdiction where the failure to do so would have a Buyer Material Adverse Effect.

(b)       Authorization. Buyer has the full corporate power, right and authority to enter into and perform its obligations under this Agreement and each of the related transaction documents to which it is a party. The execution, delivery and performance of this Agreement and each of the related transaction documents to which Buyer is a party have been duly and properly authorized by Buyer by all requisite action in accordance with applicable law and with the Charter Documents of Buyer. This Agreement and each of the related transaction documents to which Buyer is a party have been duly executed and delivered by Buyer and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties thereto, constitute the valid and legally binding obligation of Buyer and are enforceable against Buyer in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception.

(c)       Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the related transaction documents to which it is a party  and the consummation of the transactions contemplated hereby or thereby will not: (a) except with respect to federal Laws related to cannabis, violate or conflict with or result in a breach of or default under any provision of any Laws; (b) constitute a default under the Charter Documents of Buyer;  (c) constitute a default  or  an  event  which  would  permit  any party to  terminate,  or accelerate the maturity of any indebtedness or other obligation under, any material contract, agreement, indenture, mortgage, note, bond, license or other instrument to which Buyer is a party or by which Buyer, or Buyer’s properties, are bound or subject; or (d) except for the Requisite Approval (as defined in the Merger Agreement), such authorizations and filings as may be required under the HSR Act and other antitrust laws applicable to the transactions contemplated by this Agreement and the Merger Agreement and such authorizations, exemptions, filings and other  actions required under  the  Merger  Agreement pursuant to applicable  securities laws, require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any Governmental Authority or other Person, except in the case clauses (a), (b) or  (c), other  than such violations, conflicts, breaches, defaults or rights to terminate or accelerate that individually or in the aggregate would not reasonably be expected to have a Buyer Material Adverse Effect.

6.         Covenants.

(a)       Evidence of Title.

(i)        Buyer may obtain a commitment for a policy of title insurance (“Title Commitment”) in the amount of the Purchase Price, issued by the Title Company. At the Closing, Seller shall, in accordance with the allocation of costs set forth in Section 6(h) below, cause the Title Company to deliver to Buyer a proforma or marked-up copy of the Title Commitment identifying Buyer as the owner of the Property, with those of the so called

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“standard exceptions,” which can be deleted by affidavit of Seller, and/or evidence of payment by Seller for “standard exceptions” relating to monetary obligations and/or delivery of a recent Survey to the Title Company, deleted, and subject only to Permitted Exceptions.

(b)       Notices and Consents

(i)      Seller shall give all required notices to third parties and use commercially reasonable efforts to obtain all required third party consents in connection with the matters contemplated by this Agreement.

(ii)       Each of the parties hereto shall give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents and approvals of all Governmental Authorities in connection with the transactions contemplated by this Agreement.

(c)       Conduct of Seller. Except as required by Law or as otherwise expressly permitted or specifically contemplated by this Agreement, Seller and Shareholders covenant and agree to, and to cause any Seller Party occupying, using or operating the Property to, during the period from the date of this Agreement until the earlier of either the Closing Date or the time that this Agreement is terminated by its terms, unless the other party shall otherwise agree in writing, conduct its business involving the Property in the usual and ordinary course of business.

(i)        Without limiting the generality of the foregoing: Seller shall (and cause such Seller Parties to) (A) not transfer the Property or any portion thereof or create on the Property  or any  portion thereof any easements, liens, mortgages, encumbrances or other interests; (B) not enter into any agreements relating to the Property without Buyer’s written approval, at Buyer’s sole discretion; (C) in the ordinary course and consistent with past practice, continue to maintain and repair the Property in at least the manner which it has previously maintained and repaired the Property; (D) keep in effect the existing policies of public liability and hazard and extended coverage insurance insuring the Property; (E) comply in all material respects with all Laws or municipal ordinances, regulations, orders or requirements affecting the Property; (F) pay as agreed any amounts owing or due and payable to any holder of a mortgage or deed of trust encumbering all or any part of the Property; (G) pay all taxes, assessments, and utility charges (including all water and sewer service charges, and charges for gas, electric, telephone, data, and all other public utilities) with respect to the Property; and (H) not do anything to cause a change in the title to the Property except to cure title defects as permitted under this Agreement.

(d)       Access.   From the date hereof through Closing:   Buyer and its agents, engineers, surveyors, appraisers, auditors and other representatives (collectively, “Buyer’s Representatives”) shall have the right to enter upon the Property to inspect, examine, survey, obtain engineering inspections and environmental studies, appraise and otherwise do that which, in the opinion of Buyer, is necessary to determine the boundaries, acreage and condition of the Property and the suitability of the Property for the uses intended by Buyer (including, without limitation, inspect, review and copy any and all documents in the possession or control of Seller, its agents, contractors or employees, and which pertain to the construction, ownership, use, occupancy or operation of the Property or any part thereof), and to apply for and attempt to

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obtain any entitlements, governmental approvals, permits or economic development incentives desired by Buyer to develop the Property as Buyer sees fit in its sole discretion.  Without limiting the foregoing, Seller shall provide to Buyer copies of existing environmental reports including Phase I and/or Phase II environmental studies; copies of existing geotechnical reports and soil testing reports and analyses in the possession of Seller with respect to the Property and the operations     thereon     and     also     permit     Buyer     and     Buyer’s     Representatives     to conduct environmental due diligence of the Property (including but not limited to a Phase I environmental study)(such historical reports and new reports obtained by Buyer, collectively, the “Environmental Assessment Reports”).

(e)       Notices; Update to Schedules.

(i)        From the date of this Agreement until the Closing, promptly after it obtains Knowledge thereof (other than from Buyer), but in all events prior to Closing, Seller and the Shareholders will, and will cause any other Seller Party occupying, using or operating at the Property to, promptly deliver notice to Buyer of:  (i) any Proceeding commenced or threatened of the type described in Section 7 below, (ii) any fact, circumstance, event, action or condition the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably  be expected to result in, any  representation or warranty made by  Seller or Shareholders hereunder not being true and correct, (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7 to be satisfied, or (D) has resulted in, or could reasonably be expected to result in, the failure by Seller or the Shareholders to perform any of their covenants or agreements hereunder; (iii) any notice or other communication from any Governmental Authority relating to the Property  or    transactions contemplated by this Agreement; (iv) any fact, circumstance, event, action or condition that has occurred since the date hereof, or that was not Known by Seller or any Seller Party (or that existed as of the date hereof but was not made known to Buyer) prior to the date hereof, that adversely affects the soil bearing capacity, subsoil, wetlands, woodland and environmental condition of the Property or any other aspect of the physical condition of the Property and the Improvements or the current use by Seller and Seller Parties (“New Physical Condition Issue”); and (v) any actual or alleged violation of or non-compliance with applicable Law (including Environmental Laws) and/or applicable building, zoning and other related Laws with respect to the Property or Improvements that has occurred since the date hereof or that was not Known by Seller or any Seller Party (or that existed as of the date hereof but was not made known to Buyer) prior to the date hereof (“New Legal Compliance Issue”). Delivery of any such notice to Buyer shall have no effect on the rights and obligations of the parties hereunder.

(ii)       If any event, condition, fact or circumstance that is required to be disclosed pursuant to clause (i) above requires any change in any Schedule to this Agreement, or if any such event, condition, fact or circumstance would require such a change assuming the Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Seller shall promptly deliver to the Buyer an update to the Schedules specifying such change, which update shall be deemed to have been provided for informational purposes only and shall not be deemed to supplement or amend the Schedules for purposes of determining the accuracy of any of the representations and warranties contained in this Agreement or determining whether any of the conditions of Section 7 has been satisfied,

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unless Buyer has consented in writing to such supplement or amendment, which consent shall not be unreasonably withheld, delayed or conditioned.

(f)        Exclusivity. None of the Seller nor the Shareholders shall (and the Seller and the Shareholders shall cause their respective Affiliates, officers, directors, managers, employees, agents, consultants, financial advisors, accountants, legal counsel and other representatives not to), directly or indirectly, (a) submit, solicit, initiate, encourage or discuss any proposal or offer from any Person (other than Buyer and its Affiliates in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution or recapitalization of Seller, (ii) merger or consolidation involving Seller, (iii) purchase or sale of the Property or any assets or Equity Interests (or any rights to acquire, or securities convertible into or exchangeable for, any such Equity Interests) of Seller, or (iv) similar transaction or business combination involving Seller or the Property (each of the foregoing transactions described in clauses (i) through (iv), a “Seller Transaction”) or (b) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Buyer and its Affiliates) to do or seek to do any of the foregoing. The Seller and the Shareholders agree to notify Buyer immediately if any Person after the date hereof makes any proposal, offer, inquiry or contact with respect to a Seller Transaction.

(g)       Taxes, Rents and Utilities.     At Closing, real property taxes and assessments will be prorated in accordance with the local custom, as if paid in arrears, with Seller being responsible for the period up to and including June 30, 2019, and Buyer being responsible for July 1, 2019 and thereafter. All real estate taxes and assessments due and payable prior to Closing shall be paid by Seller. With respect to real estate taxes and assessments not yet due and payable as of the Closing, Buyer shall be responsible for the portion thereof allocable to the period on and after July 1, 2019 and Seller shall be responsible for the portion thereof allocable to the period up to June 30, 2019, and such amounts which are the responsibility of Seller shall be credited to Buyer against the Purchase Price at Closing.   If the actual assessed value or tax rate for any real estate taxes are not known on the date of Closing, the taxes shall be prorated and credited to Buyer on a per diem basis using 110% of the last ascertainable taxes. All rents and fees from counterparties under any agreements affecting the Property, all utilities and other apportionable income and expenses paid or payable by Seller shall be apportioned pro rata on a per diem basis as of the date of Closing with Seller being responsible for such amounts up to and including June 30, 2019 and Buyer being responsible for such amounts on July 1, 2019 and thereafter.    Seller will use reasonable  efforts to cause all private  and public  utilities, including without limitation water service, serving the Property to issue final bills to Seller on the basis of readings made as of the date of Closing and all such bills relating to periods up to and including June 30, 2019 will be paid by Seller at or prior to Closing. If such utilities cannot, or will not, issue such final bill, then Buyer and Seller shall estimate in good faith such amounts. Seller shall be charged the following amounts at Closing: (i) State, County and local town or village real property transfer taxes and conveyance fees; (ii) one-half (½) of any escrow fee; and (iii) the cost of the title exam and the portion of the cost of the Title Policy equal to the base premium for an owner’s policy in the amount of the Purchase Price. Buyer shall be charged the following amounts at Closing: (i) all costs of the Title Policy in excess of the base premium, including the cost of any endorsements to the Title Policy required by Buyer or its lender; (ii) all recording costs; (iii) any financing costs; (iv) the cost of the Survey; and (v) one-half (½) of any

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escrow fee. Each party shall pay its own attorneys’ fees. Any prorations to which Buyer may be entitled by reason of the foregoing shall be credited against the Purchase Price and shall be shown on the Closing Statement.  The provisions of this Section shall survive the Closing.

(h)       [Intentionally Deleted].

(i)        Condemnation and Damage or Destruction. Until the Closing, all risk of any loss or damage to all or a portion of the Property shall be and remain on Seller. In the event any loss or damage shall occur to the Property prior to the Closing by either fire or other casualty, Buyer may, at its option, elect to either: (a) terminate this Agreement upon written notice to Seller, and in such event neither Seller nor Buyer shall have any further obligation, liability or responsibility to each other under this Agreement, or (b) proceed with the transaction contemplated under this Agreement, in which event Seller will assign to Buyer at the Closing all of its right, title and interest to the proceeds of any insurance covering such loss or damage (including any rent loss/business interruption insurance allocable to the period from and after the Closing), and Buyer shall receive a credit against the Purchase Price at the Closing in the amount of any deductible of such insurance that has not been paid by Seller prior to Closing.

(j)        Confidentiality. Seller, Shareholders and Buyer will, prior to the Closing, maintain the confidentiality of this sale and purchase and will not disclose the terms of this Agreement, the existence of this Agreement, of the transactions contemplated herein or any of Seller’s materials related to the Property to any third parties whomsoever unless the other party consents in writing. Notwithstanding the foregoing, any such information and the existence of this Agreement may be disclosed to those employees, agents, advisors, consultants, potential lenders, other  representatives of  Seller  and Buyer and Governmental Authorities (but with respect to Governmental Authorities, only in connection with the assignment of consent orders, decrees, permits,  authorizations and  other consents,  or application therefor, required in connection with the transactions contemplated hereby) who need to know such information in connection with the potential acquisition and disposition of the Property without the other party’s consent.

(k)       Further Assurances. The Seller and Buyer shall execute and deliver such further instruments of conveyance and transfer and take such additional actions as Buyer, on the one hand, or a Seller, on the other hand, may reasonably request to effect, consummate, confirm or evidence the transfer to Buyer of the Property (including with respect to obtaining and maintaining all licenses, permits, authorizations, accreditations and consents necessary or desirable in connection therewith), and such other things necessary, proper or advisable under applicable Law as may reasonably be required to carry out the provisions of this Agreement, the related transactions documents and to consummate the transactions contemplated, and Seller shall execute such documents as may be reasonably necessary to assist Buyer in preserving or perfecting its rights in the Property and its ability to conduct the Business thereon.

(l)        Open LUST File.    As soon as practicable, but commencing  prior to Closing, (i) Seller and Shareholders will take all actions necessary to cause the closure from the Illinois   Environmental   Protection   Agency   (or   such   other   governmental   authority   with jurisdiction) (collectively, “IEPA”) of that certain open LUST file (No. 941345) with respect to the previously removed underground storage tanks at the Property (the “LUST Matter”), and will

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use their best efforts to obtain such closure within one (1) year of Closing, it being recognized and understood that IEPA closure may be delayed to due to required sampling and analysis that lengthens the IEPA closure timing, or bureaucratic delays which add to or lengthen the IEPA closure timing. Buyer understands, consents and agrees that, notwithstanding the IEPA closure of the LUST Matter, hazardous substances will remain and be present at, in, on, upon, under, beneath and/or migrating to or from the Property, and that the IEPA closure of the LUST Matter, as a consequence of the hazardous substances which remain and are present after the IEPA closure of the LUST Matter,  may include conditions  such  as  installation,  maintenance and inspection of a cap or cover, as well as a recorded notice or restriction against the title of the Property due to and regarding the continued presence of hazardous substances at, in, on, upon, and/or beneath and migrating to or from the Property after the IEPA closure of the LUST Matter. Seller and the Shareholders have informed Buyer that they do not anticipate needing to conduct further testing or remediation work at the Property after Closing in order to close the LUST Matter pursuant to this clause (l). In the event that Seller and/or the Shareholders do require such access to the Property after Closing, Seller and the Shareholders will execute a customary access and indemnity agreement with Buyer in form reasonably acceptable to Buyer with respect to granting access for such further testing or remediation work to be conducted on the Property for closure of the LUST Matter.

7.         Closing Conditions.

(a)       The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(i)     Representations and Warranties Condition:    Each of the representations  and  warranties  contained  in  Sections  3  and  4  of this Agreement (i) that  is qualified as to or by materiality or Material Adverse Effect shall, subject to such qualification be true and correct in all respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all respects as of such earlier time or date)) and (ii) that is not qualified as to or by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all material respects as of such earlier time or date)), in each case, without taking into account any disclosures to Buyer pursuant to Section 6(f).

(ii)     Covenants Condition:   Seller and the Shareholders shall have performed in all material respects all of the covenants and agreements required to be performed by them hereunder prior to the Closing.

(iii)      Adverse Claims: No Proceeding shall be pending or to the Seller’s Knowledge overtly  threatened by  or before any Governmental Authority  or any  arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby,  (ii)  cause  any of  the transactions  contemplated  by this  Agreement  to  be rescinded following consummation, (iii) affect adversely the right of Buyer to own or operate the Property,

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or (iv) result in any material damages being assessed against Seller or the Property; and no such injunction, judgment, order, decree or ruling shall have been entered or be in effect.

(iv)      Material Adverse Effect: Since the date hereof, no fact, event or circumstance has occurred or arisen that, individually or in combination with any other fact, event or circumstance, has had or would reasonably be expected to have a Material Adverse Effect.

(v)       Closing Certificate. At the Closing, Seller shall have delivered to Buyer a certificate dated the date of the Closing and signed by Seller, stating that the conditions specified in Section 7(a)(i) and Section 7(a)(ii) have been satisfied as of the Closing.

(vi)      Closing Deliveries:   Seller shall have delivered the deliverables and consummated the transactions set forth in Section 2.

(vii)     Merger: Buyer (or its Affiliate) shall have executed and delivered the Merger Agreement and the closing provided for in such Merger Agreement shall have occurred contemporaneously with the Closing contemplated by this Agreement.

(viii)    Environmental Condition:    The environmental condition of the

Property is acceptable to Buyer, including but not limited to a Phase I environmental study.

(ix)      Title Condition:   Buyer’s satisfaction, in its sole discretion, with the state of title to, and the Survey of, the Property pursuant to Section 6(a), including that all monetary obligation Defects shall be paid in full prior to or simultaneously with Closing.

(x)       Buyer Approval: Buyer (and its Affiliate, Red White and Bloom, Inc.) shall have received approval of the transactions contemplated by this Agreement, the Merger Agreement  and all  of the related  transaction  documents  from the shareholders  and applicable governing body of Buyer (and RWB, following consummation of the RTO), if applicable.

(xi)      Intercompany Arrangements/Transition  Services Agreement:  All intercompany/affiliate arrangements providing services, benefits or assets to the Property necessary for the conduct of the Business shall have been addressed in a manner acceptable to Buyer (which may include termination of such arrangements and the direct assignment and transfer of such rights, interests and/or assets to Buyer pursuant to the Pre-Closing Restructuring Transactions (as defined in the Merger Agreement) or the provision of transition services to Buyer after Closing).

(xii)     Specified Indebtedness. The Specified Indebtedness (as defined in the Merger Agreement) shall have been refinanced or assumed to the satisfaction of Buyer (as contemplated by the Merger Agreement), including receipt of a payoff and lien release from the holder of such Specified Indebtedness with respect to any Liens affecting the Property.

(xiii)   Liens.   Seller shall have delivered terminations, pay-offs and/or releases, or, at Buyer’s option, assignments, necessary to terminate, release or assign, as the case may be, all Liens on the Property, other than the Permitted Exceptions, satisfactory to Buyer.

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(b)       The obligation of Seller and the Shareholders to consummate the transactions  contemplated  by this  Agreement  is  subject  to  the satisfaction  of  the following conditions at or prior to the Closing:

(i)     Representations and Warranties Condition:    Each of the representations and warranties contained in Section 5 hereof shall be true and correct in all material respects at and as of the Closing as if made anew at such time (except to the extent any such representation and warranty expressly relates to an earlier time or date (in which case it shall be true and correct in all material respects as of such earlier time or date)), without taking into account any disclosures to Seller pursuant to Section 6(f).

(ii)       Covenants Condition: Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it hereunder prior to the Closing.

(iii)    Adverse Claims:   No Proceeding shall be pending before any Governmental Authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge could reasonably be expected to (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions  contemplated hereby or (ii) cause  any of the transactions contemplated by  this Agreement to be rescinded following consummation; and no such injunction, judgment, order, decree or ruling shall be in effect.

(iv)      Closing Certificate: At the Closing, Buyer shall have delivered to Seller a certificate dated the date of the Closing and signed by an authorized officer of Buyer, stating that the conditions specified in Section 7(b)(i) and Section 7(b)(ii) above have been satisfied.

(v)       Merger: The closing provided for in the Merger Agreement shall have occurred contemporaneously with the Closing contemplated by this Agreement.

(vi)      Closing Deliveries:   Buyer shall have delivered the deliverables and consummated the transactions set forth in Section 2.

(c)       Mutual Conditions  to the Parties’ Obligations.    The obligation of the parties to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

(i)      Governmental and Other Approval Condition: Receipt of all governmental and regulatory consents, approvals, licenses and authorizations (including, from the State of Delaware, the State of Illinois, or any municipalities and expiration of any applicable waiting periods) that are necessary for (i) the consummation of the transactions contemplated at the Closing hereby and (ii) Buyer to own and operate the Property following the Closing as proposed to be conducted (including, the right to use any Permits), in each case, in form and substance satisfactory to Buyer.

Any condition specified in this clause (c) may be waived if such waiver is set forth in a writing duly executed by Buyer, Seller and Shareholders.

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8.         Termination.    This Agreement may  be terminated at any time prior to the

Closing only as follows:

(a)       By the mutual written consent of Buyer, on the one hand, and Seller, on the other hand;

(b)       By Buyer if (i) at any time any of the representations or warranties of the Seller or Shareholders in this Agreement becomes untrue or inaccurate such that the condition set forth in Section 7(a)(a) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8(b)) or (ii) there has been a breach on the part of Seller or the Shareholders of any of their covenants or agreements contained in this Agreement such that the condition set forth in Section 7(a)(ii) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8(b)), and, in the case of any covenant breach, such breach (if curable) has not been cured within fifteen (15) days after delivery of notice thereof by Buyer to Seller; or (iii) a condition set forth in Section 7(a) is not, or becomes incapable of being, satisfied; or

(c)       By Seller and Shareholders if (i) at any time any of the representations or warranties of Buyer in this Agreement becomes untrue or inaccurate such that the condition set forth in Section 7(b)(i) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8(c)) or (ii) there has been a breach on the part of Buyer of any of its covenants or agreements contained in this Agreement such that the condition set forth in Section 7(b)(ii) would not be satisfied (treating such time as if it were the Closing for purposes of applying this Section 8(c)), and, in the case of any covenant breach, such breach (if curable) has not been cured within fifteen (15) days after delivery of notice thereof by Seller to Buyer; or (iii) a condition set forth in Section 7(b) is not, or becomes incapable of being, satisfied; or

(d)       As otherwise expressly set forth in any other provision in this Agreement.

9.         Effect of Termination.    In the event of termination of this Agreement as provided above, this Agreement shall immediately terminate and have no further force and effect, except that (a) Section 6(k), this Section 9 and Sections 13-30 shall survive such termination indefinitely and (b) nothing in Section 8 or this Section 9 shall be deemed to release any party from any Liability for any breach by such party of the terms and provisions of this Agreement. In the event of the Merger Agreement is terminated in accordance with its terms, the parties agree that this Agreement shall automatically terminate concurrently therewith without any further action by either party.

10.       Indemnification.

(a)       Indemnification by the Seller and Shareholders. Subject to the limitations and conditions contained in this Section 10, Seller and the Shareholders agree to jointly and severally indemnify, defend and hold harmless Buyer and its respective Affiliates and each of their respective officers, directors, employees, agents, and representatives (each, a “Buyer Indemnified Party”), from and against, and to promptly pay to a Buyer Indemnified Party or reimburse a Buyer Indemnified Party for, any and all Liabilities (whether contingent, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, diminution in value, deficiencies,

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demands, claims, suits, actions, causes of action, assessments, losses, costs, expenses, interest, fines, penalties, damages or costs, or expenses of any and all investigations, proceedings, judgments, environmental analyses, remediations, settlements and compromises (including, without limitation, reasonable fees and expenses of attorneys, accountants and other experts) (individually, a “Loss” and collectively, the  “Losses”) sustained or incurred by any Buyer Indemnified Party relating to, resulting from or arising out of any of the following:

(i)        any inaccuracy in or breach of a representation or warranty made herein or in the related transaction documents by Seller or a Shareholder;

(ii)       any non-compliance with or breach by Seller or a Shareholder of any of the covenants or agreements contained in this Agreement or the related transaction documents to be performed by such party, including, but not limited to, such covenants and agreements set forth in Section 10 hereunder;

(iii)      all Taxes (i) imposed on Seller or Shareholders, (ii) relating to the Property for any pre-Closing Tax period; or (iii) of any Person (including any Liability for Taxes of Seller or Shareholders) imposed on Buyer as a transferee or successor, by Contract or pursuant to Law, which Taxes relate to an event or transaction occurring before the Closing;

(iv) any Indebtedness of Seller or Shareholders (excluding the assumption/refinancing of the Specified Indebtedness as contemplated herein);

(v)       any Seller Transaction Expenses; (vi)      any Excluded Liabilities;

(vii)     any of the items set forth on Schedule 10(a)(vii); and

(viii)    any environmental conditions at, under or on the Property existing prior to Closing regardless of whether such conditions  are actually discovered prior to  the Closing (“Environmental Conditions”); provided, however, this subparagraph (h) shall not apply to any such condition discovered through laboratory analysis of environmental media (soil or groundwater) sampling conducted by  or on behalf of a Buyer Indemnified Party  after the Closing, except to the extent such sampling was either (A) required by  a Governmental Authority pursuant to  Law, (B) conducted as part of an investigation of the 10,000  gallon underground storage tank or the 12,000 gallon underground storage tank, in the event either such tank has failed any mechanical or physical testing of the integrity of the UST system, including, but not limited to, hydrostatic testing or European suction testing (and such failure is not due to Buyer’s negligence or willful misconduct) or (C) conducted as part of and to advance the IEPA closure of the LUST Matter in the event Buyer reasonably determines that Seller has failed and/or refused  to  diligently pursue IEPA  closure of  the LUST  Matter (the “Environmental Indemnity”).   Except for the specific indemnities set forth on Schedule 10(a)(vii), this Environmental   Indemnity shall be Seller’s   and Shareholders’   exclusive indemnification obligation to Buyer Indemnified Parties with respect to Environmental Conditions

(b)       Indemnification by  Buyer.    Subject to the limitations and conditions contained in this Section 10, Buyer agrees to indemnify, defend and hold harmless the Seller and

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the Shareholders, and each of their respective officers, directors, employees, agents, representatives, successors and assigns (each, a “Seller Indemnified Party”) harmless from and against, and to promptly pay to a Seller Indemnified Party or reimburse a Seller Indemnified Party for, any and all Losses sustained or incurred by a Seller Indemnified Party relating to, resulting from or arising out of any non-compliance with or breach by Buyer of any of the covenants  or agreements  contained  in  this  Agreement  or the Transaction  Documents to  be performed by Buyer, including, but not limited to, such covenants and agreements set forth in Section 10 hereunder.

(c)       Indemnification Procedure.   The indemnification procedures set forth in Section 10.3, 10.4 and 10.5 of the Merger Agreement are hereby incorporated by reference into this Agreement and shall fully apply to this Agreement.

(d)       Survival.   All representations and warranties contained in Sections 3, 4 and 5 shall survive the Closing for a period ending eighteen (18) months from the Closing Date, except that: (i) the representations and warranties set forth in Sections 3(a)(i) (Authority), 3(a)(ii) (Noncontravention),   3(a)(iv)   (Broker   Fees)   and   Sections   4(a)(i)   (Authority),   4(a)(ii) (Organization and Qualification of Seller), 4(a)(iii) (Noncontravention), 4(a)(iv) (Title to Property), 4(a)(vi) (Tax Matters), 4(a)(xiii) (Broker Fees), 5(a) (Authority) and 5(b) (Authorization) (collectively, the “Fundamental Representations”), shall survive the Closing for the maximum period permitted by Law (including Del. C. 8106(c)) and (ii) all representations or warranties in Sections 3, 4 and 5 shall survive beyond the applicable period with respect to any inaccuracy therein or breach thereof, provided notice of which shall have been duly given within such applicable period in accordance with Section 10 hereof.   Notwithstanding the foregoing, except as otherwise expressly provided herein, the covenants and agreements of the Seller, Shareholders and Buyer contained herein shall survive the Closing for the periods set forth therein or, if no such period is set forth, for the maximum period permitted by Law (including Del. C. 8106(c)). For the avoidance of doubt, Seller’s and Shareholders’ indemnification obligations under Section 10(a)(vi) (Excluded Liabilities) shall survive Closing for a period ending eighteen (18) months from the Closing Date and Seller’s and Shareholders’ indemnification obligations under Section 10(a)(viii) (Environmental Conditions) shall survive the Closing for a period of thirty-six (36) months from the Closing Date. Any claims asserted in writing by notice from a Buyer Indemnified Party prior to the expiration date of a survival period shall not thereafter be barred by the expiration of the relevant survival period and such claims shall survive until finally resolved.

(e)       Certain Limitations and Exceptions. Notwithstanding the foregoing:

(i)        The Buyer Indemnified Parties  shall  not  be entitled  to  recover under the provisions of this Section 10 for any inaccuracy in or breach of a representation or warranty pursuant to Sections 10(a)(i), until the aggregate amount which all Buyer Indemnified Parties would be entitled to recover on account thereof, but for this Section 10(e)(i), exceeds

$500,000 in the aggregate (when combined with such amounts the buyer indemnified parties under the Merger Agreement would be entitled to recover pursuant to Section 10.1(a) of the Merger Agreement) (the “Basket”),  in which event the Buyer Indemnified  Parties  shall be entitled to recover for all such Losses (and not merely the portion of the Losses exceeding the Basket); provided however, that the Basket shall not apply to (A) recovery for an inaccuracy in

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or breach of any Fundamental Representation; (B) recovery for any amounts in connection with any action or claim based upon Fraud; or (C) any claims pursuant to Sections 10(a)(ii) through (viii).

(ii)       The Buyer Indemnified Parties  shall  not  be entitled  to  recover Losses under the provisions of this Section 10 for inaccuracy in or breach of a representation or warranty pursuant to Sections 10(a)(i) (when combined with such indemnification amounts paid by  the sellers under the Merger Agreement pursuant to Section 10.1(a) of the Merger Agreement) in excess of the Cap; provided however, that the Cap shall not apply to (A) recovery for an inaccuracy in or breach of any Fundamental Representation; (B) recovery for any amounts in connection with any action or claim based upon Fraud; or (C) any claims pursuant to Sections

10(a)(ii) through (viii).

(iii)      The Buyer Indemnified Parties  shall  not  be entitled  to  recover

Losses under the provisions of this Section 10 for Environmental Conditions pursuant to Section

10(a)(viii) and the specific environmental indemnity on Schedule 10(a)(vii) (when combined with such indemnification amounts paid by the sellers under the Merger Agreement pursuant to Section 10.1(h) and Section 10.1(g) of the Merger Agreement) in excess of $50,000,000 (“Environmental Cap”).

(iv)      The Buyer Indemnified Parties  shall  not  be entitled  to  recover under the provisions of this Section 10 to the extent the Losses relating to the matter were included as a Liability in the calculation of the Final Net Working Capital under the Merger Agreement.

(v)       Payments by an Indemnifying Party pursuant to Section 10(a) or

10(b) in respect of any Loss shall be (i) reduced by the amount of any net Tax benefit actually realized by the Indemnified Parties in connection with the Loss and (ii) increased by the amount of any Tax imposed on receipt of such indemnity payment (which for purposes of clarity takes into account any Tax detriment to such Indemnified Party).

(vi)      For purposes of determining whether any Loss has occurred, or calculating any Losses arising, directly or indirectly, from or in connection with a breach of a representation, warranty, covenant or agreement, all references to “material,” “materiality,” “in all material respects,” “Material Adverse Effect” or similar phrases or qualifiers contained in such representations and warranties shall be disregarded.

(f)        Manner of Payment. The manner of payment set forth in Section 10.8 of the Merger Agreement is hereby incorporated by reference into this Agreement and shall fully apply to this Agreement, mutatis mutandis.   For the avoidance of doubt, Losses payable to a Buyer Indemnified Party under Section 10 of this Agreement may be satisfied from the Earn-Out Holdback and RWB Stock (and RWB Stock Issuance Right) pursuant to Section 10.8 of the Merger Agreement and any applicable escrow agreements.

(g)       Allocation of Indemnification Payments. The parties hereto agree that any indemnification payment pursuant to this Agreement shall, to the extent permitted by applicable law, be treated as an adjustment to the Purchase Price for Tax purposes.

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(h)       Special Rule for Fraud. Notwithstanding anything herein to the contrary, in no event shall any limit or restriction on any rights or remedies set forth in this Agreement limit or restrict the rights or remedies of any party for the Fraud by any other party or any Affiliate or representative of such other party.

(i)        Specific  Performance.    Seller  and Shareholders acknowledge  that the Property is unique and recognizes and affirms that in the event of a breach of this Agreement by Seller and/or Shareholders, money damages may be inadequate and Buyer may have no adequate remedy at law. Accordingly, Seller and Shareholders agree that Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of the Seller and Shareholders hereunder not only  by  an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. If any such action is brought by Buyer to enforce this Agreement, Seller and Shareholders hereby waive the defense that there is an adequate remedy at law.

11.       Definitions. For the purposes hereof, the following terms have the meanings set forth below:

(a)       “Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

(b)       “Buyer Material Adverse Effect” means any  event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Buyer (or RWB, following consummation of the RTO), or (b) the ability of Buyer (or RWB, following consummation of the RTO) to consummate the transactions contemplated hereby; provided, however, that “Buyer Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which Buyer (or RWB) operates; (iii) any changes or fluctuations in the price of RWB Stock; (iii) any other changes in financial or securities markets in general; (iv) acts of war (whether  or not declared), armed hostilities or  terrorism, or  the escalation or worsening thereof; (v) any action required or permitted by this Agreement; (vi) any changes in applicable Laws or accounting rules, including GAAP; or (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement.

(c)       “Cap” has such meaning as defined in the Merger Agreement.

(d)       “Charter Documents” means any corporate, partnership or limited liability organizational documents, including, but not limited to, Certificates or Articles of Incorporation, By-laws and Certificates of Existence, as applicable.

(a)        “Environmental Laws” means, whenever in effect, all federal, state, local and foreign Laws, including statutes, regulations, ordinances, rules, directives, orders, decrees and other provisions or common law having the force or effect of law, and all judicial and administrative orders and determinations that are binding upon Seller or the Property concerning

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pollution or protection of the environment, including  all those relating  to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any hazardous substances. By way of example and not limitation, the term “Environmental Laws” shall include (as may be amended from time to time prior  to the  Closing Date)  the Hazardous Materials Transportation Act, the  Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Oil Pollution Act, the Endangered Species Act, the Safe Drinking Water Act, the Solid Waste Disposal Act, the Emergency Planning and Community Right to Know Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Clean Air Act and all regulations under such statutes.

(b)       “Excluded Liabilities” means all Liabilities  relating to,  based  upon  or arising from the Property, that arise, or relate to events or circumstances that occur, on or prior to the Closing regardless of whether such Liabilities are actually discovered or incurred prior to the Closing, but specifically excludes Environmental Conditions.

(c)       “Laws”  means all statutes, laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts or decrees of any Governmental Authority, including common law.

(d)       “Liability”   means   any obligation   or liability,   whether absolute   or contingent, asserted or unasserted, known or unknown, liquidated or unliquidated, due or to become due, fixed or unfixed, and regardless of when or by whom asserted.

(e)       “Lien” or “Liens” means any mortgages, pledges, security interests, deeds of trust, liens, charges, options, conditional sales contracts, claims, covenants, easements, rights of way, title defects, restrictions on use, voting, transfer, receipt of income, or the right to exercise any other attribute of ownership, or other encumbrances of any nature whatsoever.

(f)        “Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could be reasonably expected to become, individually or in the aggregate, material adverse to (a) the Property, (b) the business, results of operations, condition (financial or otherwise) or assets of Seller, or (b) the ability of the Seller or Shareholders to consummate the transactions contemplated hereby on a timely basis.

(g)       “Permitted Exceptions” means (i) zoning ordinances and regulations; (ii) real estate taxes and assessments, both general and special, which are a lien but are not yet due and payable at the Closing Date; (iii) easements, conditions, restrictions and covenants of record relating to the Property listed on Schedule 6(a)(i) hereof; and (iv) the rights of the public in and to any roadways or highways within the legal description of the Property.

(h)       “Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, entity or government (whether Federal, state, county, city or otherwise, including, without limitation, any instrumentality, division, agency or department thereof).

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(i)        “Proceeding” means any action, arbitration, audit, claim, dispute, hearing, investigation, litigation, order or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

(j)        “Seller Party” means Seller, each Shareholder and any of their respective Affiliates.

(k)       “Seller Transaction Expenses” means (without duplication), to the extent not paid before the Closing, the collective amount payable by Seller or the Shareholders (i) to accountants, lawyers, advisors, brokers and other third parties, arising in connection with the sale of Property, and (ii) in respect of any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Authority or other third-party, including change of control or transfer payments.

(l)        “Survey” means a certified ALTA survey of the Property containing such detail as Buyer shall require in its reasonable commercial judgment, certified to Buyer, Seller, the Title Company and, if applicable, such lending institution or institutions as Buyer shall desire, all to the extent Buyer elects to obtain such a survey.

(m)      “Tax” or “Taxes” means any and all federal, state, local and non-U.S. taxes, however denominated, the Liability for which is imposed by law, contractual agreement or otherwise, which taxes shall include, but not be limited to, all net income, gross income, gross receipts, franchise, excise, occupation, estimated, alternative minimum, add on minimum, premium, windfall profit, profits, gains, net worth, paid up capital, capital stock, greenmail, sales,   use,   ad   valorem,   value   added,   retailers’   occupation,   stamp,   natural   resources, environmental, real property, personal property, custom, duty, transfer, recording, escheat or unclaimed property, registration, documentation, leasing, insurance, social security, employment, severance, workers’ compensation, impact, hospital, health, unemployment, disability, payroll, license, service, service use, employee or other withholding, or other tax or governmental charge, of any kind whatsoever, whether disputed or not, including any interest, penalties, fees, charges, levies, assessments, duties, tariffs, imposts or additions to Tax that may become payable in respect thereof, and any Liability in respect of such amounts arising as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person or by contract.

(n)       “Title Company” means such title company selected by Buyer and mutually agreeable to the parties.

12.       Notices, Consents, Etc. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, sent by fax or email (with hard copy to follow) or sent by reputable overnight express courier (charges prepaid), or (ii) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Such notices, demands and other communications shall be sent to the addresses indicated below or such other address or to the attention of such other person as the recipient has indicated by prior written notice to the sending party in accordance with this Section 13:

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(i)        If to Seller/Shareholders: VW Properties, LLC

1077 Cane Ridge Road

Paris, TX 40361

Attention:       [●]

Email:             [●]

with a copy to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin  53202

Attention:       Lucien Beaudry

Email:             (REDACTED)

(ii)       If to Buyer:

Michicann Medical, Inc. c/o RWB Illinois, Inc.

8820 Jane Street

Concord, Ontario L4K 2M9

Attention: Brad Rogers

Email: (REDACTED)

13.       Public Announcements. Unless required by Law (including in connection with the filing of any Tax return), the Seller, Shareholders and their Affiliates shall not make any public announcement or filing with respect to the transactions provided for herein without the prior consent of Buyer; provided, however, that no such press, news or other public release or announcement shall refer to the purchase price or other material economic terms of the transactions contemplated hereby without the prior written approval of Buyer and Seller. Notwithstanding the foregoing, Buyer shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (i) to Buyer’s representatives and employees of Buyer or its Affiliates, (ii) in connection with summary information about Buyer or Buyer’s Affiliates financial condition, (iii) to any of Buyer’s Affiliates, auditors, attorneys, financing sources, potential investors or other agents, (iv) to any bona fide prospective purchaser of the equity or assets of Buyer or its Affiliates and (v) as required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation.

14.       Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law or rule in any jurisdiction, in any respect, such invalidity shall not affect the validity, legality and enforceability

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of any other provision or any other jurisdiction and, the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby, all of which shall remain in full force and effect, and the affected term or provision shall be modified to the minimum extent permitted by Law so as to achieve most fully the intention of this Agreement.

15.       Amendment and Waiver. This Agreement may be amended, or any provision of this Agreement may be waived upon the approval, in a writing, executed by Buyer, Seller and the Shareholders. No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party under or by reason of this Agreement. A waiver by any party of any term or condition of this Agreement in any one instance shall not be deemed or construed to be a waiver of such term or condition for any other instance in the future (whether similar or dissimilar) or of any subsequent breach hereof.

16.       Counterparts.   This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages or signature pages delivery by electronic transmission in portable document format (pdf)), all of which taken together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

17.       Expenses. Except as otherwise specifically provided herein, each of the parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

18.       Headings. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

19.       Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by any Seller, without the prior written consent of Buyer, and neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Buyer without the prior written consent of Seller, except that Buyer may assign or convey its rights under this Agreement (a) to RWB following consummation of the RTO, (b) to any existing Affiliate of Buyer or newly formed Affiliate real estate holding company, (c) in connection with a merger or consolidation involving Buyer or in connection with a sale of any equity interests or assets of Buyer or its Affiliates or other disposition of all or any portion of the Business, or (d) to lenders of Buyer or its Affiliates as collateral security for borrowings, at any time whether prior to or following the Closing Date; and in each such case Buyer will nonetheless remain liable for all of its obligations hereunder.

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20.       Entire Agreement.     This Agreement, the Preamble and the Exhibits and Schedules attached to this Agreement (all of which shall be deemed incorporated in the Agreement and made a part hereof), along with the Merger Agreement, set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings or letters of intent among any of the parties hereto.

21.       Third Parties.   Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement (other than in respect of the Indemnified Parties pursuant to Section 10).

22.       Interpretative Matters. Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, and pronouns stated in either  the  masculine, the  feminine  or neuter gender shall include  the masculine, feminine and neuter, (d) all references to “dollars” or “$” are to United States dollars and (e) whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” In addition, nothing in the Schedules hereto shall be deemed adequate to  disclose an  exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail.   Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein (or is otherwise entitled to indemnification) in any respect, the fact that there exists another representation, warranty, or covenant (including any indemnification provision) relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached (or is not otherwise entitled to indemnification with respect thereto) shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant (or is otherwise entitled to indemnification pursuant to a different provision).

23.       Knowledge. Where any representation or warranty contained in this Agreement is expressly qualified by reference “to the knowledge of Seller,” “Seller’s Knowledge,” or any similar term, it refers to the actual knowledge of Seller, Seller Party and Anne Hyde, Bruce Daniel, and Johannes Pieterse, and all knowledge that such listed persons should have assuming such persons have conducted a reasonable inquiry or investigation regarding the subject matter at issue, including inquiring of those employees of Seller and any Seller Party occupying or using the Property whose duties would, in the normal course of Seller’s or such Seller Party’s affairs, result in such employees having actual knowledge concerning such subject, area or aspect.

24.       No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

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25.       Jurisdiction and Governing Law. This Agreement and any claim, controversy, dispute, or cause of action (whether in contract, equity, tort, or otherwise) based upon, arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law, provided, however, that any claim, controversy, dispute, or cause of action based upon, arising out of, or relating to the transfer of ownership of any interest in the Property shall be governed by and construed in accordance with the laws of the state where the Property is located, without regard to principles of conflicts of law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts located in the State of Delaware or in the state  where the Property is  located  (as  applicable),  in  respect  of any claim  relating to  the interpretation and enforcement of the  provisions of  this Agreement and of  the  documents referred to in this Agreement, or otherwise in respect of the transactions contemplated hereby and thereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding in which any such claim is made that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts.

26.       Service of Process. Each of the parties hereto irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 25 hereof in any such action or proceeding by giving copies thereof by hand delivery of air courier to his, her or its address as specified in or pursuant to Section 12 hereof. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

27.       WAIVER OF JURY TRIAL.   EACH PARTY HEREBY WAIVES (TO THE FULLEST EXTENT  PERMITTED BY LAW) ITS RESPECTIVE RIGHTS TO  A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT.   THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT.   THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED  HEREBY.    IN THE  EVENT  OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

28.       Schedules. The disclosure of any facts or items in the Schedules accompanying this Agreement is not intended to imply that such items so included are or are not material, or that the occurrence or existence of any such violation, inaccuracy, breach, default, failure to comply, change in circumstances, loss, effect, fact, agreement arrangement, commitment, understanding or obligation, as a result of the occurrence or existence thereof, would individually or collectively, result in a Material Adverse Effect.   The disclosure of any fact or item in the Schedules with respect to a particular paragraph or section of the Agreement shall be deemed to be disclosed with respect to such other paragraph or section of the Agreement to which an appropriate cross reference is made to another Schedule or to the extent it is reasonably apparent on its face that such disclosure is also applicable to any other paragraph or section of the

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Agreement. Each agreement, instrument and document described herein is incorporated herein by reference.   All capitalized terms used in the Schedules and not otherwise defined in the Schedules will have the meanings assigned to them in this Agreement.

29.       Consent and Waiver.     By executing and delivering this Agreement, the Shareholders consent to the sale of the Property as contemplated by this Agreement.

[SIGNATURES TO FOLLOW]

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The undersigned have executed this Real Estate Purchase Agreement as of the date first above written.

SELLER:

VW PROPERTIES, LLC

By:        “ Arthur VanWingerden”

Name: Arthur VanWingerden

Title:    Authorized Representative

BUYER:

RWB ILLINOIS, INC.

By:        “Michael Marchese”

Name: Michael Marchese

Title:    President

Signature Page to Real Estate Purchase Agreement

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SHAREHOLDERS

“Arthur VanWingerden”

Arthur VanWingerden

“Ken VanWingerden”

Ken VanWingerden

Signature Page to Real Estate Purchase Agreement

EXHIBIT A

DESCRIPTION OF THE PROPERTY

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A-1

TRACT 6 SIGN EASEMENT INTEREST:
SIGN EASEMENT OVER THE PROPERTY DESCRIBED BELOW FOR THE BENEFIT OF MID-AMERICAN GROWERS, INC. FOR CONSTRUCTION, REPAIR, REPLACEMENT AND THE UPKEEP OF SIGNAGE AND LANDSCAPING ON THE BELOW DESCRIBED PROPERTY, AND FOR INGRESS AND EGRESS OVER AND ACROSS THE PROPERTY DESCRIBED HEREIN TO AND FROM PUBLIC ROADWAYS ADJOINING THE SAME FOR THE PURPOSES AND USES DESCRIBED HEREIN AS RESERVED IN THE DEED RECORDED SEPTEMBER 8, 2014 AS DOCUMENT 14-626 DESCRIBED AS FOLLOWS:

THAT PART OF THE NORTHWEST QUARTER OF SECTION 35 AND THAT PART OF THE EAST HALF OF THE EAST HALF OF THE NORTHEAST QUARTER OF SECTION 34 BOTH IN TOWNSHIP 33 NORTH, RANGE 1 WEST OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE NORTHWEST CORNER OF THE NORTHWEST QUARTER OF SAID SECTION 35; THENCE NORTH 87 DEGREES 44 MINUTES 41 SECONDS EAST 532.11 FEET ALONG THE NORTH LINE OF THE NORTHWEST QUARTER OF SAID SECTION 35; THENCE SOUTH 01 DEGREES 22 MINUTES 11 SECONDS EAST 1152.14 FEET; THENCE SOUTH 89 DEGREES 30 MINUTES 14 SECONDS WEST 200.00 FEET; THENCE SOUTH 01 DEGREES 36 MINUTES 06 SECONDS EAST 307.45 FEET; THENCE SOUTH 64 DEGREES 12 MINUTES 04 SECONDS EAST 260.54 FEET; THENCE SOUTH 23 DEGREES 24 MINUTES 04 SECONDS EAST 29.83 FEET; THENCE SOUTH 14 DEGREES 34 MINUTES 43 SECONDS WEST 154.59 FEET; THENCE SOUTH 02 DEGREES 13

MINUTES 29 SECONDS WEST 269.53 FEET; THENCE SOUTH 03 DEGREES 15 MINUTES 13 SECONDS EAST 613.12 FEET TO A POINT ON THE NORTHERLY RIGHT OF WAY LINE OF AN EAST-WEST TOWNSHIP ROAD; THENCE SOUTH 88 DEGREES 14 MINUTES 36 SECONDS WEST 348.15 FEET ALONG SAID NORTHERLY RIGHT OF WAY LINE TO THE POINT OF BEGINNING; THENCE CONTINUING SOUTH 88 DEGREES 14 MINUTES 36 SECONDS WEST 155.68 FEET ALONG SAID NORTHERLY RIGHT OF WAY LINE TO A POINT ON THE EASTERLY RIGHT OF WAY LINE OF ILLINOIS ROUTE 89 (S.A. RT 3A); THENCE NORTH 17 DEGREES 58 MINUTES 56 SECONDS WEST 285.00 FEET ALONG SAID EASTERLY RIGHT OF WAY LINE OF ILLINOIS ROUTE 89; THENCE NORTH 88 DEGREES 14 MINUTES 36 SECONDS EAST 91.29 FEET; THENCE SOUTH 17 DEGREES 58 MINUTES 56 SECONDS EAST 137.84 FEET; THENCE SOUTH 38 DEGREES 30 MINUTES 21 SECONDS EAST 176.35 FEET TO THE POINT OF BEGINNING CONTAINING 0.678 ACRES MORE OR LESS AND ALL SITUATED IN THE TOWNSHIP OF GRANVILLE, PUTNAM COUNTY, ILLINOIS.

TRACT 7:
A PART OF THE SOUTHWEST QUARTER OF SECTION 35, TOWNSHIP 33 NORTH, RANGE 1 WEST OF THE OF THE THIRD PRINCIPAL MERIDIAN DESCRIBED AS FOLLOWS:

COMMENCING AT THE SOUTHWEST CORNER OF TRACT 3 AS SHOWN ON A PLAT OF VANWINGERDEN FARM PROPERTY AS PREPARED BY CHAMLIN AND ASSOCIATES, INC., SIGNED BY JAMES GIORDANO, ILLINOIS REGISTERED LAND SURVEYOR NO. 1850 AND RECORDED IN BOOK 3, PAGE 215 OF THE PUTNAM COUNTY RECORDER'S OFFICE; THENCE SOUTH 01 DEGREES 33 MINUTES 47 SECONDS WEST PERPENDICULAR TO THE SOUTH LINE OF SAID TRACT 3 FOR 25.00 FEET TO THE CENTERLINE OF A TOWNSHIP ROAD SAID POINT BEING THE TRUE POINT OF BEGINNING; THENCE SOUTH 88 DEGREES 26 MINUTES 13 SECONDS EAST 1844.05 FEET ON THE CENTERLINE OF THE TOWNSHIP ROAD ALSO BEING 25.00 FEET SOUTH OF THE SOUTH LINE OF SAID TRACT 3; THENCE ON A CURVE BEARING TO THE RIGHT, TANGENT TO THE AFOREMENTIONED COURSE HAVING AN ARC LENGTH OF 295.92 FEET AND A RADIUS OF 604.00 FEET ON THE CENTERLINE OF THE TOWNSHIP ROAD; THENCE ON A CURVE BEARING TO THE LEFT TANGENT WITH THE AFOREMENTIONED CURVE HAVING AN ARC LENGTH OF 203.47 FEET AND A RADIUS OF 590.31 FEET ON THE CENTERLINE OF THE TOWNSHIP ROAD; THENCE SOUTH 80 DEGREES 06 MINUTES 52 SECONDS EAST 245.49 FEET ON THE CENTERLINE OF THE TOWNSHIP ROAD; THENCE SOUTH 1 DEGREE 33 MINUTES 47 SECONDS WEST 30.20 FEET; THENCE NORTH 88 DEGREES 26 SECONDS 13 MINUTES WEST 2558.91 FEET TO THE EAST RIGHT OF WAY OF ILLINOIS RT. #89; THENCE NORTH 3 DEGREES 24 MINUTES 35 SECONDS WEST 66.07 FEET ON THE EAST RIGHT OF WAY OF ILLINOIS RT. #89; THENCE NORTH 6 DEGREES 20 MINUTES 35 SECONDS WEST 135.47 FEET ON THE EAST RIGHT OF WAY OF ILLINOIS RT. # 89 TO THE CENTERLINE OF THE TOWNSHIP ROAD; THENCE SOUTH 88 DEGREES 26 MINUTES 13 SECONDS EAST 19.77 FEET TO THE TRUE POINT OF BEGINNING, CONTAINING 10.322 ACRES MORE OR LESS AND ALL BEING SITUATED IN THE GRANVILLE TOWNSHIP, PUTNAM COUNTY, ILLINOIS.

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A-2

DISCLOSURE SCHEDULES

to the

REAL ESTATE PURCHASE AGREEMENT

by and between

VW PROPERTIES, LLC, and

RWB ILLINOIS, INC.

January 10, 2020

1

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GENERAL STATEMENT

These disclosure schedules (each a “Schedule” and collectively, the “Schedules”) are delivered   pursuant   to   and   concurrently   with   the   Real   Estate   Purchase   Agreement (the “Agreement”) dated as of January    , 2020, by and between VW Properties, LLC (“Seller”), each of Arthur Van Wingerden and Ken Van Wingerden (each a “Shareholder” and collectively, the “Shareholders”), and RWB Illinois, Inc. (“Buyer”).

Headings have been inserted for convenience of reference only and shall in no way have the effect of amending or changing the express description of the corresponding sections as set forth in the Agreement. Capitalized terms used but otherwise not defined in the Schedules have the meanings set forth in the Agreement.

All information contained in the Schedules is confidential information and may not be disclosed unless (i) such information is required to be disclosed pursuant to applicable Law (unless such Law permits the parties to refrain from disclosing the information for confidentiality or other purposes), such information was or becomes known to the recipient thereof without reference to or use of the Schedules, or (ii) a party needs to disclose such information in order to enforce or exercise its rights under the Agreement or to a lender or financier or purchaser of assets.

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INDEX TO DISCLOSURE SCHEDULE

Schedule No.	Title
Schedule 4(a)(v)	Compliance with Applicable Laws
Schedule 4(a)(vi)	Tax Matters
Schedule 4(a)(vii)	Service Contracts
Schedule 4(a)(ix)	Litigation
Schedule 4(a)(x)	Licenses and Permits
Schedule 4(a)(xi)	Health, Safety and Environment
Schedule 6(a)(i)	Permitted Exceptions
Schedule 10(a)(vii)	Specific Indemnity

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Schedule 4(a)(v)

Compliance with Applicable Laws

1.   In March 2019, the Company notified the Illinois Environmental Protection Agency that the Company failed to comply with Condition 19f of its Federally Enforceable Operating Permit No. 07020030 (the “FESOP”) by failing to conduct a required biennial “tune up” of its wood fired boilers within 25 months after the prior tune up (the “FESOP Deviation”). The Company does not anticipate any fines, penalties or other enforcement action arising from the FESOP deviation.   For the avoidance of doubt, any Liabilities relating to the FESOP Deviation shall be an Environmental Condition covered by the Environmental Indemnity.

2.The Company failed to submit documentation of a site investigation remediation report (identified as LPC #1550055001 – Putnam County) as required by the Illinois Environmental Protection Agency (the “IL EPA Violation”).

4

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Schedule 4(a)(vi)

Tax Matters

None.

5

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Schedule 4(a)(vii)

Service Contracts

1.   Commercial Ground Lease to Construct Improvements made on July 29, 2014 by and between VW Properties, LLC, as lessor, and Mid-American Growers, Inc., as lessee, as amended by a First Amendment to Lease dated as of January      , 2020, for the lease of that certain real property located at 14240 Greenhouse Avenue, Granville, Illinois, consisting of approximately 105.31 acres.

2.   A verbal farm lease granting the right to grow corn and soybeans on approximately 40 acres of the Property, which lease expires prior to January 1, 2020 and which is not subject to renewal without Seller’s consent.

6

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Schedule 4(a)(9)

Litigation

None.

7

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Schedule 4(a)(10)

Licenses and Permits

1.   The FESOP.

2.   State of Illinois permit for 10,000 gallon underground gasoline storage tank and 12,000 gallon underground diesel storage tank (collectively, the “Storage Tanks”).

3.   Three-Year Licensed Hemp Grower License approved by the State of Illinois Department of Agriculture on October 1, 2019 issued to Mid-American Growers, Inc.

4.   Three-Year Registered Hemp Processor License approved by the State of Illinois

Department of Agriculture on October 1, 2019 issued to Mid-American Growers, Inc.

8

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Schedule 4(a)(11)

Health, Safety and Environment

1.   The FESOP Deviation.

2.   The Storage Tanks.

3.   The IL EPA Violation.

9

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Schedule 6(a)(i)

Permitted Exceptions

1.   GENERAL REAL ESTATE TAXES FOR 2019 AND SUBSEQUENT YEARS NOT YET DUE AND PAYABLE.

2.   TERMS, POWERS AND PROVISIONS OF THE SIGN EASEMENT OVER TRACT 6

FOR THE BENEFIT OF MID-AMERICAN GROWERS, INC., FOR CONSTRUCTION, REPAIR, REPLACEMENT AND THE UPKEEP OF SIGNAGE AND LANDSCAPING ON TRACT 6, AND FOR INGRESS AND EGRESS OVER AND ACROSS TRACT 6 TO AND FROM PUBLIC ROADWAYS ADJOINING THE SAME FOR THE PURPOSES AND USES DESCRIBED HEREIN AS RESERVED IN THE DEED RECORDED SEPTEMBER 8, 2014 AS DOCUMENT NUMBER 14-626.

3.   EASEMENT DATED JULY 18, 1985 AND RECORDED ON OCTOBER 4, 1985, DOCUMENT NUMBER 85-683 ROLL 50 AT PAGE 1028 BETWEEN NICHOLAS VAN WINGERDEN AND ILLINOIS POWER COMPANY, AN ILLINOIS CORPORATION.

4.   EASEMENT DATED SEPTEMBER 7, 1990 AND RECORDED DECEMBER 4, 1990, DOCUMENT NUMBER 90-882 ROLL 56 AT PAGE 290 BETWEEN VAN WINGERDEN, INC., A CORPORATION AND ILLINOIS POWER COMPANY, AN ILLINOIS CORPORATION.

5.   EASEMENT RECORDED ON DECEMBER 14, 1995, DOCUMENT NUMBER 95-1152

ROLL 65 AT PAGE 1385 BETWEEN MARJORIE VAN WINGERDEN AND ILLINOIS POWER COMPANY, AN ILLINOIS CORPORATION.

6.   GAS REGULATOR EASEMENT RECORDED ON SEPTEMBER 3, 2004, DOCUMENT NUMBER 04-1209 ROLL 94 AT PAGE 677, BETWEEN MID-AMERICAN GROWERS, INC., AND ILLINOIS POWER COMPANY, AN ILLINOIS CORPORATION.

7.   ELECTRIC EASEMENT RECORDED ON SEPTEMBER 30, 1995, DOCUMENT NUMBER 05-1145 ROLL 97 AT PAGE 2263, BETWEEN NICK VAN WINGERDEN AND ILLINOIS POWER COMPANY, AN ILLINOIS CORPORATION.

8.   EASEMENT GAS PIPELINE DATED DECEMBER 7, 2005 AND RECORDED ON JANUARY 24, 2006, DOCUMENT NUMBER 06-93 ROLL 99 AT PAGE 460, BETWEEN NICK VAN WINGERDEN AND ILLINOIS POWER COMPANY, D/B/A AMERENIP,

AN ILLINOIS CORPORATION.

9.   RIGHT OF WAY EASEMENT DATED JANUARY 27, 2006 AND RECORDED ON OCTOBER 11, 2007, DOCUMENT NUMBER 07-1197 ROLL 104 AT PAGE 2441

BETWEEN ALAN AIMONE AND CORN BELT ENERGY CORPORATION- NORTHERN REGION, AN ILLINOIS ELECTRIC COOPERATIVE.

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10. UNDERGROUND ELECTRIC EASEMENT RECORDED ON APRIL 10, 2008, DOCUMENT NUMBER 08-411 ROLL 106 AT PAGE 1352, BETWEEN NICHOLAS VAN WINGERDEN AND ILLINOIS POWER COMPANY D/B/A AMERENIP, AN ILLINOIS CORPORATION.

11. WATER WELL AGREEMENT RECORDED ON JULY 18, 1984, DOCUMENT NUMBER

84-481 ROLL 49 AT PAGE 917 BETWEEN LEE E. GRAVES AND VICTORIA M. GRAVES, HUSBAND AND WIFE, AND MID-AMERICAN GROWERS, INC., A DELAWARE CORPORATION.

12. RIGHTS OF WAY FOR DRAINAGE DITCHES, DRAIN TILES, FEEDERS, LATERALS, AND UNDERGROUND PIPES, IF ANY.

13. RIGHT OF THE PUBLIC, THE STATE OF ILLINOIS, THE MUNICIPALITY, THE COUNTY AND THE TOWNSHIP IN AND TO THAT PART OF THE PREMISES IN QUESTION TAKEN, USED, OR DEDICATED FOR ROADS, STREETS, ALLEYS, OR HIGHWAYS.

14. MINERALS OF WHATSOEVER KIND, SUBSURFACE AND SURFACE SUBSTANCES, INCLUDING BUT NOT LIMITED TO COAL, LIGNITE, OIL, GAS, URANIUM, CLAY, ROCK, SAND AND GRAVEL IN, ON, UNDER AND THAT MAY BE PRODUCED FROM THE LAND, TOGETHER WITH ALL RIGHTS, PRIVILEGES, AND IMMUNITIES RELATING THERETO, WHETHER OR NOT APPEARING IN THE PUBLIC RECORDS OR LISTED IN SCHEDULE B. THE COMPANY MAKES NO REPRESENTATION AS TO THE PRESENT OWNERSHIP OF ANY SUCH INTERESTS. THERE MAY BE LEASES, GRANTS, EXCEPTIONS OR RESERVATIONS OF INTERESTS THAT ARE NOT LISTED.

15. MATTERS AS DISCLOSED ON THE PLAT OF SURVEY PREPARED BY ILLINOIS VALLEY SURVEYING & CONSULTANTS, INC. DATED OCTOBER 7, 2019 AND LAST REVISED 1/6/2020 AS ORDER NUMBER 3301.19.05, AS FOLLOWS:

A) ENCROACHMENT OF STRUCTURE OVER THE 15 FOOT EASEMENT AS SHOWN AT EXCEPTION 10.

B) ENCROACHMENT OF STRUCTURE OVER THE 20 FOOT EASEMENT AS SHOWN AT EXCEPTIONS 5 AND 7.

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Schedule 10(a)(vii)

Specific Indemnity

1.   All assets, Liabilities, operations and business retained by and assigned to (or intended to be retained by and assigned to) Color Point, LLC as contemplated by the Pre-Closing Restructuring Transactions (as defined in the Merger Agreement) and any and all Liabilities related to, or arising out of, such transactions.

2.   All Liabilities of Shareholders and their Affiliates (other than MAG).

3.   All Liabilities (including the cost and expense of remediation, as provided in Section 6.11 of the Agreement) related to, or arising out of, the previously removed underground storage tank that is the subject of the open LUST file identified as Leaking UST Incident No.

941345, including, without limitation, the IL EPA Violation.

4.   Liabilities related to correcting the violations cited in that Notice of Violation (UST) issued on September 17, 2019 by the Office of the Illinois State Fire Marshal.

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